May 28, 2008


Mail-Stop 4561


Mr. Charles R. Hageboeck
President and Chief Executive Officer
City Holding Company
25 Gatewater Road
Cross Lanes, WV 25313


Re:	City Holding Company
	Form 10-K (y/e December 31, 2007), Proxy Statement 2007
	Filed February 29, 2008 (Form 10-K), March 26, 2008 (Proxy
Statement)
	File No. 000-11733


Dear Mr. Hageboeck:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
General
1. The Form 10-K is required to be also signed by the Principal
Accounting Officer. Please see General Instruction (D)(2)(a) of
Form
10-K. Please revise in future filings.


Exhibit 13, Portions of City Holding Company Annual Report to
Shareholders for Year Ended December 31, 2007
Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 2
Net Interest Income, page 6

2. We refer to the first paragraph regarding tax equivalent net interest income that states the decrease in average balances was mitigated by an increase in the yield on previously securitized loans from 42.2% in 2006 to 69.1% in 2007. In future filings, in addition to your reference to the "Previously Securitized Loans" section, please discuss in this section:

* The specific reasons for the larger yields recognized on these types of loans;

* The factors that resulted in the significant yearly volatility in their yields; and.

* The effect of the variability of the volume and yields of these loans on the comparability of yearly and interim earnings results.

3. We refer to your discussion of interest income, exclusive of interest income from previously securitized loans and to the related discussion of net interest margin, average yield and average earning
assets that also exclude the effects of previously securitized loans.
We also note your discussion and quantitative disclosure in the "Previously Securitized Loans" section on pages 17 and 18 and in Note
Six, "Previously Securitized Loans" on pages 38 and 29.   In
future
filings, please revise the discussion of these non-GAAP financial measures to include the disclosure required by Item 10 of Regulation
S-K including the following:

* A presentation that gives equal or greater prominence to the most directly comparable financial measure prepared in accordance with GAAP;

* A quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure;

* A statement disclosing why management believes that this non-
GAAP
financial measure is useful to investors; and

* If material, a statement explaining the purposes for which management uses this non-GAAP information.

Allowance and Provision for Loan Losses, page 14

4. We refer to the last paragraph on page 7 that states the
Company
started in 2005 to emphasize variable loan products and to Table Five, "Loan Portfolio" on page 14 that shows the Company had real estate mortgage loans totaling $602 million or 34% of total loans as
of December 31, 2007.   Please tell us and discuss in future
filings
the following:

* The major terms and credit characteristics of your variable rate mortgages including disclosure of any material concentrations of sub-prime, interest only or Option ARM loans.

* The current and expected future impact on your financial operations with respect to significant amount of variable rate loans with interest rates that reset during the next twelve months.

* The effect of any significant decreases in the market value of residential properties on the value of the underlying collateral and on your evaluation of the adequacy of the allowance for loan losses.

5. We refer to Table Six, "Analysis of the Allowance for Loan Losses" on page 16. Please indicate to us where you have included the information required by Instruction (2) to Item IV of Industry Guide
3 to provide, for each fiscal period presented, a brief description of the factors that management considered in determining the increases in the yearly allowance through the provision. Specifically tell us and provide in future filings the following information:

* We note the "Allowance from acquisition" item for $3.3 million in
2005, equal to 20% of the allowance for that year. Please discuss the nature and credit risk characteristics of the loans acquired and state your consideration of paragraph 4 of SOP 03-3 that prohibits the carrying over of valuation allowances for loans acquired in a transfer that fall under its scope.

* We refer to the line item "Reduction of allowance for loans sold" for $1.4 million in 2006. Please state the nature, dollar amount of loans sold and disclose any recourse liabilities or repurchase commitments incurred with respect to the sale.

6. We refer to the fifth paragraph on page 15 that states
approximately 70% of the non-performing loans at December 31, 2007 are due to a "softening of the real estate market" with respect to a
residential development in Southern West Virginia.   Please tell
us
and discuss in future filings:

* The nature, repayment terms and extent of collateralization of the commercial loan.

* If it is a construction loan, please discuss the extent to which the Company has the ability to recover the balance of the unpaid loan through the underlying collateral considering any major decreases in market value of similar properties.

7. We refer to Table Seven, "Non-Accrual, Past-Due and
Restructured
Loans" on page 17. Please tell us where you have provided the information required by Item III.C.2 of Industry Guide 3 regarding potential problem loans as of December 31, 2007 for which management had known information about possible credit problems regarding the borrower`s ability to comply with current repayment terms and which may result in their becoming non-performing loans in the short-term.
Alternatively, tell us and state in future filings that there were no potential problem loans.

Off-Balance Sheet Arrangements, page 20

8. With a view towards disclosure in future filings, please supplementally provide the staff with the disclosures regarding revenue, expenses, and cash flows for aggregate off-balance sheet activities for both 2006 and 2007 as required by Item
303(a)(4)(i)(C)
of Regulation S-K.


Financial Statements for the Three-year Period ended December 31,
2007
Note Twelve, Derivative Transactions, page 41

9. We refer to the statement that the Company has eight interest rate
floors contracts with a notional amount of $600 million, seven of which total $500 million of notional value are designated as cash
flow hedges.   Considering Note One, "Summary of Significant
Accounting and Reporting Policies, Derivative Financial Instruments" on page 32 states the Company has not entered into any fair value hedges as of December 31, 2007, please tell us and state in future filings your accounting policies with respect to the interest rate floor contract with a notional value of $100 million and how the derivative transaction is recorded in the income statement under SFAS
133.



      *			*			*			*
      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Any questions regarding the accounting comments may be directed to Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492. All other questions may be directed to Michael Clampitt at (202)
551-
3434 or to me at (202) 551-3619.



							Sincerely,


							Christian Windsor
							Special Counsel
							Financial Services Group

Mr. Charles R. Hageboeck
City Holding Company
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